SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 18, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 18, 2009.

PRESS RELEASE	Amsterdam, 18 November 2009
ING restructuring plan approved by European Commission
ING announced today that the European Commission has formally approved the restructuring plan submitted by ING. Under European rules, companies that received state support in the context of the financial crisis are required to submit a restructuring plan to demonstrate their long-term viability and prevent undue distortions of competition. With this decision the Commission has also given final clearance for the issuance of Core Tier 1 securities to the Dutch State and for the Illiquid Assets Back-up Facility
As announced on 26 October 2009, in line with our Back to Basics programme to reduce complexity, key elements of ING’s restructuring plan include a complete separation of banking and insurance (including ING Investment Management). Under the plan, ING will also divest ING Direct USA and a new company comprising selected mortgage and consumer lending activities in the Netherlands. In order to get approval for the restructuring plan, ING has agreed to make a series of additional payments to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility amounting to a net present value of EUR 1.3 billion before tax.
In conjunction with the restructuring plan, ING has reached an agreement with the Dutch State to facilitate early repayment of half of the Core tier 1 securities issued in 2008. ING intends to use the opportunity to repurchase EUR 5 billion of Core Tier 1 securities in December 2009, financed by an underwritten rights issue.
Jan Hommen, CEO of ING commented: “This decision is an important step to leave the financial crisis behind us and create a new and exciting future for ING. The formal approval of the European Commission further clears the path for the next phase of our Back to Basics programme, which we will execute to support the success of our businesses in the interests of all our stakeholders.”
The above mentioned strategic measures are expected to be executed by the end of 2013. The strategic decision to separate banking and insurance operations (including Investment Management) and the proposed rights issue will be presented for approval to an Extraordinary General Meeting of shareholders on 25 November 2009. In addition, several of the intended measures are conditional on the approval or advice of the Works Council and various regulators.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5682	+31 20 541 5460
Raymond.Vermeulen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iv) the frequency and severity of insured loss events, (v) mortality and morbidity levels and trends, (vi) persistency levels, (vii) interest rate levels, (viii) currency exchange rates (ix) general competitive factors, (x) changes in laws and regulations, (xi) changes in the policies of governments and/or regulatory authorities, (xii) conclusions with regard to purchase accounting assumptions and methodologies, (xiii) ING’s ability to achieve projected operational synergies and (xiv) the implementation of ING’s restructuring plan, including the planned separation of banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.

General, limitations on distribution, no offer
Not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, their territories and possessions. The release, publication or distribution of this document in certain jurisdictions may be restricted by law or regulations. Therefore, persons in such jurisdictions in which this document is released, published or distributed must inform themselves about and observe such restrictions.
The issue, exercise and sale of rights which may be attributed in the rights offering (“subscription rights”) and the subscription and purchase of bearer depositary receipts in respect of shares of the Company (“shares”) are subject to specific legal and/or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions.
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”). The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be prepared in connection with the rights offering, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved prospectus may be notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. The prospectus is expected to be published before the start of the subscription period for the subscription rights and when available, copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com.
United Kingdom
This communication is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (III) who fall within article 49(2)(A) to (D) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “Relevant Persons”). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.
European Economic Area
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the offering of shares or subscription rights will be passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the offering of shares or subscription rights will be passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
Notice to U.S. Persons
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents, once filed, for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling ING at +31 20 541 5460.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 18, 2009